May 12, 2009
VIA EDGAR AND MESSENGER
Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N. E.
Washington, D. C. 20549-7010

RE:	K. Hovnanian Enterprises, Inc.
Hovnanian Enterprises, Inc.
Registration Statement on Form S-4
Filed April 1, 2009
File No. 333-158356
Dear Ms Long:
We have prepared the following in response to your comment letter dated April 28, 2009 with respect to the above captioned Registration Statement. The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. Page numbers included in the responses below refer to page numbers in Amendment No. 1 to the Registration Statement on Form S-4 filed on the date hereof.
We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800.

Sincerely,

/s/ J. Larry Sorsby J. Larry Sorsby
Executive Vice President and Chief Financial Officer

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

General
1.	Please note that prior to requesting acceleration of the effective date of the registration statement, our comments on your Form 10-K for the fiscal year ended October 31, 2008 should be cleared.
Response
We acknowledge the Staff’s comment and respectfully advise that by letter dated April 29, 2009, the Staff notified us that it had completed the review of our Form 10-K for the fiscal year ended October 31, 2008 and related filings and that the Staff had no further comments at this time.

2.	To the extent any subsidiaries come into existence and are made guarantors on the notes prior to the expiration of your exchange offer, please confirm to us that you will update the registration statement to revise the facing page, the financial statements and the signature pages accordingly.
Response
We respectfully advise the Staff that we currently do not anticipate creating any new subsidiaries that will be made guarantors of the notes after the effective date of the registration statement and prior to the expiration of the exchange offer. In the event that any such subsidiary guarantors are created, we will file a post-effective amendment to the registration statement to revise the facing page, the financial statements and the signature pages accordingly. In the event a post-effective amendment is filed solely for the purpose of adding guarantors and making the revisions noted above, we respectfully ask that the Staff confirm that it would accept a written request for acceleration at the time of filing of the post-effective amendment.
Cover Page of Prospectus
3.	Please show the guarantees as a separate security and describe the guarantors and their relationship to the co-issuers. Also disclose whether the guarantors will fully and unconditionally guarantee the exchange notes.
Response
In response to the Staff’s comment, we have revised the cover page of the prospectus to show, in addition to Hovnanian Enterprises, Inc., the parent guarantor, the subsidiary guarantors and their relationship to the issuer, K. Hovnanian Enterprises, Inc. We have also added disclosure to the cover page of the prospectus stating that the guarantors will fully and unconditionally guarantee the exchange notes.

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

Summary of the Terms of the Exchange Offer, page 3
4.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Response
We confirm that the offer will be open for at least 20 full business days in compliance with Rule 14e-1(a). We further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed either as part of the registration statement filed prior to its effective date or pursuant to the applicable provisions of Rule 424.

5.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).
Response
We respectfully advise the Staff that we intend for the offer to expire at 5:00 p.m. on the twenty-first business day following commencement of the offer. In response to the Staff’s comment, we therefore confirm that the offer will be open at least through midnight on the twentieth business day.
Summary of the Terms of the Exchange Notes, page 7
Ranking, page 7
6.	Please quantify here and in the risk factors the amount of additional debt you can incur under your debt instruments.
Response
Under the covenants of our indentures governing our senior secured, senior and senior subordinated notes, our ability to incur additional debt is currently limited (because our consolidated fixed charge coverage ratio would be below 2.0 to 1.0) to certain permitted debt. Under the most restrictive of the covenants, the amount of additional long-term debt we could

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

incur is $182.0 million. We may also incur certain other types of indebtedness such as non-recourse indebtedness and purchase money indebtedness as described under “Description of Notes–Certain covenants–Limitations on indebtedness”. We will revise the disclosure both under “Ranking” in the summary of terms of the exchange notes (see page 8) and in the risk factors (see page 23), accordingly.
Collateral, page 8
7.	To give investors more information about the value of the collateral securing the notes, please disclose the book value of all the assets that are securing the exchange notes as of the date of your latest financial statements. Also, disclose the book value of the guarantor stock collateral and the limit of the amount of such collateral because of the collateral cutback provision. Please update these figures in your subsequent periodic reports for as long as the registered notes are secured.
Response
We advise the Staff that as of January 31, 2009, the aggregate book value of the real property collateral securing the notes was approximately $1.339 billion, which does not include the impact of inventory investments, home deliveries or impairments thereafter and which may differ from the appraised value. In addition, cash collateral securing the notes was $856.1 million as of January 31, 2009. We have included these amounts under “Collateral” in the summary of terms of the exchange notes (see page 8) and will update these figures and include them in our subsequent periodic reports for as long as the registered notes are secured.
Because the entity value of the subsidiary guarantors is primarily comprised of the value of the assets that have been separately pledged as security for the notes (and included in the book value of the real property collateral set forth above), offset by any liabilities (primarily accounts payable), the book value of the guarantor stock is substantially the same as the book value of the pledged assets (i.e., the value of the guarantor stock is reflective of the value of the guarantors’ pledged assets). Therefore, we believe that disclosing the book value of the guarantor stock could mislead investors as to the total value of the collateral attributable to the subsidiary guarantors (assets pledged and stock pledged) by, in effect, double counting. To address the Staff’s comment, we will disclose in the registration statement under “Collateral” in the summary of terms of the exchange notes (see page 8) that the incremental value of the guarantor stock collateral is not meaningful because the underlying assets of the entity have been separately pledged as collateral.
Please see our response to question #15 below for a discussion of the collateral cutback provision.

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

Risk Factors, page 14
8.	Please add a separate risk factor describing the collateral securing the notes that may automatically be released from the third-priority lien.
Response
In response to the Staff’s comment, we have added a separate risk factor describing the collateral securing the notes that may automatically be released from the third-priority lien, entitled “The holders of the notes will not control the release of collateral except in certain limited circumstances” (see page 26).
Your rights to the collateral securing the notes and the guarantees ..., page 26
9.	Please disclose the circumstances under which you would fail to inform the trustee or the collateral agent of future acquisitions of property and rights that constitute collateral under the indenture. Also, briefly discuss your obligations under the indenture and security agreement regarding the provision of this information to the trustee and/or collateral agent and the trustee’s and collateral agent’s obligations to perfect the security interest.
Response
In response to the Staff’s comments, we have removed the following language from the referenced risk factor: “... or that we will inform such trustee or collateral agent of...” (see page 26).
As discussed under “Description of Notes–Security–General”, the indenture governing the notes and the security documents provide that at any time the issuer or the guarantors of the notes acquires property (other than the “Excluded Property” as defined in the registration statement and the indenture) that is not automatically subject to a perfected security interest under the security documents or a subsidiary becomes a guarantor, then the issuer or guarantor will, as soon as practical after such property’s acquisition or it no longer being Excluded Property, provide security over such property (or, in the case of a new guarantor, all of its assets except Excluded Property) in favor of the collateral agent and cause the lien granted to be duly perfected and deliver certain certificates and opinions in respect thereof as required by the indenture or the security documents. We have revised the referenced risk factor to incorporate the above (see page 26).

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

The Exchange Offer, page 34
Expiration Date; Extensions, Amendments, page 36
10.	We note your disclosure that you reserve the right “to delay accepting for exchange any outstanding notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.
Response
We respectfully advise the Staff that the circumstances under which we would delay acceptance for exchange outstanding notes include circumstances in which a tender was defective, there were irregularities in the documents delivered to the exchange agent by tendering holders or such documents were incomplete or because of an extension of the exchange offer. We have revised the disclosure under “Expiration Date; Extensions, Amendments” as shown below (see page 38):

“We reserve the right, in our sole discretion:
•	to delay accepting for exchange any outstanding notes that have not been properly tendered, including because of irregularities in the documents required to be delivered to the exchange agent by tendering holders or if such documents are incomplete, or because of an extension of the exchange offer;”
We further confirm that any such delay will be consistent with Rule 14e-1(c).

11.	We note your reservation of the right to amend the terms of the offer. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
Response
In response to the Staff’s comment, we have revised our disclosure under “Expiration Date; Extensions, Amendments” to indicate that, in the event of a material change in the offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change (see page 38).

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

Conditions to the Exchange Offer, page 37
12.	Please revise your disclosure to make clear that all conditions to the offer must be satisfied or waived at or before the expiration of the offer, rather than prior to acceptance of the outstanding notes.
Response
In response to the Staff’s comment, we have revised our disclosure to make clear that all conditions to the offer must be satisfied or waived at or before the expiration of the offer, rather than prior to acceptance of the outstanding notes (see page 38).

13.	We note the disclosure that you will return any outstanding notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure here, throughout the prospectus and in the Form of Letter of Transmittal, as necessary.
Response
We have revised the disclosure under “Conditions to the Exchange Offer” and throughout the prospectus (see pages 38, 41, and 43) and the form of letter of transmittal (see pages 13 and 15) to reflect the Staff’s comment.
14.	You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive an offer condition by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform the security holders of the waiver. Please confirm your understanding supplementally.
Response
We confirm our understanding that if we decide to waive any condition that would be material to a security holder, we will expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver.
Description of Notes, page 45

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

Security, page 46
General, page 46
15.	We note that the collateral does not include any pledged stock of a guarantor to the extent that Rule 3-16 of Regulation S-X would require the filing of separate financial statements of such guarantor that are not otherwise required to be filed. Please disclose the significance level of any entity whose collateral currently exceeds 10% of the principal amount of the exchange notes. Please continue disclosing this information in your ongoing periodic filings under the Exchange Act.
Response
Under the terms of the indenture and the security agreement, in the event that Rule 3–16 of Regulation S–X under the Securities Act requires the filing with the SEC of separate financial statements of any guarantor (i.e., the value of the securities of the guarantor equals 20% or more of the principal amount of the third lien notes), then the capital stock or other securities of such Guarantor over the threshold shall automatically be deemed released and not to be and not to have been part of the collateral. Due to the size of the aggregate principal amount of notes being offered ($29,299,000), there are entities for which this cutback provision currently applies. However, we respectfully advise the Staff that, as discussed above in our response to comment #7, the incremental value of the guarantor stock collateral is not meaningful because the underlying assets of the entity have been separately pledged as collateral. In addition, irrespective of the cutback provision, the holders of the notes have the benefit of the subsidiary’s guarantee. We believe that in deciding to purchase the secured notes with terms that included this cutback provision, investors understood that the incremental value of the pledged stock was not meaningful and that they had the benefit of a guarantee even if the cutback provision was in effect. Further, for the reasons discussed above in our response to comment #7, we believe that this disclosure could be misleading with respect to the total value of the collateral. If at any time the incremental value of the pledged stock becomes meaningful, we will disclose information regarding the securities of guarantors that are subject to the cutback provisions in our periodic filings.
Release of Liens, page 49
16.	We note your disclosure relating to Section 314(d) of the Trust Indenture Act. We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances. In this regard, we note, for example, your description of the Intercreditor Agreement and the power of the first and second lien holders to cause, under a variety of circumstances, the release of the collateral subject to the lien of the indenture. We further note your statement that you

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

may determine in good faith, on advice of counsel, that Section 314(d) does not apply to a release of the collateral. Please explain how you intend to comply with Section 314(d) and revise your disclosure accordingly. If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d). As it relates to the collateral cutback provisions, please explain how the obligors intend to monitor the value of the guarantor stock. If the obligors do not intend to monitor the value, explain how investors will know the collateral value of the guarantor stock securing the notes.
Response
The Company believes that the provisions of Section 314(d) of the Trust Indenture Act are inapplicable to the indenture governing the notes because:
•	the collateral securing the notes also secures other debt,

•	all decisions regarding whether the collateral is maintained or released are made by the holders of the first-priority liens and the second-priority liens; neither the indenture trustee nor the holders of the notes have any control over these decisions, and

•	the notes are secured by agreements that are external to the indenture.
The SEC has agreed that this is an acceptable position in similar circumstances (see the SEC’s order granting Allied Waste North America, Inc.’s application for an exemption from Section 314(d) of the Trust Indenture Act of 1939 dated August 8, 2001 (Trust Indenture Act of 1939 Release No. 2392) and the Response of the Office of Chief Counsel, Division of Corporation Finance, re: Pregis Corporation’s inquiry letter dated December 7, 2007).
We will revise the disclosure under “Release of Liens” to state that, “The Issuer believes, therefore, that such provisions of Section 314(d) will be inapplicable to the release of collateral for so long as releases of collateral are controlled by the holders of the First-Priority Liens or the holders of the Second Lien Notes.” (see page 51)
In the event that the first priority liens and second priority liens on the collateral are released in circumstances where such liens are not released with respect to the notes and therefore, that decisions regarding whether the collateral is maintained or released will be made by the holders of the notes or that they have control over such decisions, we will deliver the certificates and opinions required by Section 314(d) of the Trust Indenture Act of 1939 in connection with the release of collateral subject to the lien or, with respect or ordinary course dispositions permitted by the indenture, deliver semi-annual certificates to the trustee stating that all dispositions of the specified collateral during the relevant six-month period had occurred in the ordinary course of business in accordance with the guidance of SEC no-action letters on this topic.

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

In respect of the collateral cutback provisions, we intend to periodically review the value of the pledged stock on a quarterly basis. As discussed above in our responses to questions #7 and #15, the incremental value of the guarantor stock collateral is not meaningful because the underlying assets of the entity have been separately pledged as collateral. However, in the event that it becomes meaningful, we will provide the relevant disclosure.
Depository Procedures, page 87
17.	Please delete the statement on page 89 that you take no responsibility for the accuracy of the information you provide concerning DTC, Euroclear and Clearstream. We do not object to your statement that you are not responsible for the performance by DTC, Euroclear or Clearstream of their obligations under the rules and procedures governing their operations.
Response
In response to the Staff’s comment, we have deleted the relevant statement (see page 90).
Legal Matters, page 92
18.	Please disclose that Simpson Thacher will opine that the notes and guarantees are binding obligations of the registrants.
Response
In response to the Staff’s comment, we have added disclosure under “Legal Matters” that Simpson Thacher & Bartlett LLP will opine that the notes and guarantees are binding obligations of the registrants (see page 93).
Exhibit 5.1 – Legal Opinion
19.	Counsel cannot assume due authorization, execution and delivery of the Indenture by the Company and the Guarantors, but can rely on other opinions if those opinions are also filed as exhibits. We note that Hovnanian Enterprises, Inc. is incorporated in Delaware and a number of the subsidiary Guarantors are incorporated, organized or formed in Delaware. Please note that the Commission shares in the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please delete or revise assumption (1) in the fourth paragraph. Also delete assumption (2) in the fourth paragraph as inappropriate.
Response

Pamela Long
Assistant Director
Securities and Exchange Commission
May 12, 2009

To address the Staff’s comment, we have filed the opinion of our General Counsel as an exhibit to the registration statement.